DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

June 27, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long; Edward M. Kelly

Re:	WHX Corporation Pre-effective Amendment 4 to Registration Statement on Form S-1 Filed May 28, 2008 File No. 333-146803

Dear Ms. Long and Mr. Kelly:

We acknowledge receipt of the letter of comment dated June 3, 2008 from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with WHX Corporation (“WHX” or the “Company”) and provide the following supplemental response on its behalf.  Our responses are numbered to correspond to your comments.  Unless otherwise indicated, the page references below are to the enclosed paper copy of the Amendment No. 5 to the Registration Statement on Form S-1 filed on the date hereof (the “Registration Statement”).  Capitalized terms used herein and not separately defined have the meaning given to them in the Registration Statement.

Pro Forma for Rights Offering Proceeds, page 13

1.	Please delete the pro forma for rights offering proceeds or revise your disclosure to state why you believe that exercise of the rights is deemed likely in view of the current market price.

The pro forma table reflecting the anticipated proceeds from the rights offering and the Capitalization table have been deleted from the Registration Statement.

June 27, 2008

Fairness Opinion of Houlihan Smith & Company, page 37

2.
It appears that the fairness opinion of Houlihan Smith & Company or Houlihan is to be issued.  Houlihan’s fairness opinion must be executed and filed as an exhibit before the registration statement’s effectiveness.  Further, file as an exhibit to the registration statement Houlihan’s consent to the prospectus discussion of its opinion, the reproduction of its opinion as an exhibit, and being named in the registration.  See Rule 436 of Regulation C under the Securities Act.

The requested change has been made.  See Exhibits 23.4 and 99.9 to the Registration Statement.

3.
We note that the fairness opinion contains a limitation that Houlihan’s opinion “relates solely to the question of the fairness of the Use of the Proceeds and the Purchase Consideration (i.e. subscription price) to the shareholders of WHX, from a financial view.”  The opinion itself relates to the “Purchase Consideration, the disposition of the proceeds as described in the Use of Proceeds section of the Rights Offering and other terms of the Rights Offering (emphasis added)....”  Please tell us, with a view toward disclosure, to what “other terms of the Rights Offering” this phrase refers.

The Registration Statement and the Houlihan Opinion have been revised to clarify that the opinion relates solely to the question of the fairness of the rights offering, including the subscription price and the use of proceeds arising therefrom, to the common stockholders of WHX, other than Steel Partners or its affiliates, from a financial point of view.  See page 41 of the Registration Statement and Exhibit 99.9 to the Registration Statement.

4.
Expand the disclosure to discuss in reasonable detail the material elements of the analyses, including quantitative data, underlying Houlihan’s opinion.  Where appropriate, consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

The requested change has been made.  See pages 36 – 41 of the Registration Statement.

5.	Disclosure states that Houlihan has received a non-contingent fee for its services relating to the opinion. Disclose the amount of the non-contingent fee.

The requested change has been made.  See page 41 of the Registration Statement.

6.	Provide us two copies of any outlines, summaries, reports, or board books prepared and furnished by Houlihan to the special committee of the board of directors.

Copies of the materials prepared and furnished by Houlihan to the special committee of the board of directors of the Company will be delivered to you under separate cover letter.

June 27, 2008

Closing

For your convenience, under separate cover we will deliver to you three (3) marked copies of the Amendment No. 5 to the Registration Statement.

We welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Very truly yours,

/s/ Adam W. Finerman
Adam W. Finerman, Esq.

cc:           Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, New York 10604

Michael Reiner, Esq.
Breslow & Walker LLP
100 Jericho Quadrangle, Suite 230
Jericho, NY 11753